SE 20004529

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-69646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ClearingBid Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 East 42nd Street, 15 Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin Scanlon (212) 752-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway 23 Fl	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Edwin Scanlon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ClearingBid Markets, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of ClearingBid Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ClearingBid Markets, Inc. (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

WithumSmith+Brown, PC

February 14, 2020

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

ClearingBid Markets, Inc.
(A Wholly-Owned Subsidiary of ClearingBid, Inc.)
Statement of Financial Condition
December 31, 2019

ASSETS		
Cash and Cash Equivalents	$	25,984
Prepaid Expenses and Other Current Assets		7,363
Due from Parent		92
TOTAL ASSETS	$	33,439
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses	$	17,289
TOTAL LIABILITIES		17,289
STOCKHOLDER'S EQUITY		
Common stock, $0.10 par value, 100 shares authorized, issued and outstanding		10
Additional Paid-In Capital		509,955
Accumulated Deficit		(493,815)
Total Stockholder's Equity		16,150
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	33,439

See accompanying notes to financial statements.

1. Organization and Nature of Business

ClearingBid Markets, Inc. (the "Company") was incorporated in the State of Delaware on March 20, 2015. The Company is wholly-owned by ClearingBid, Inc. (the "Parent"). The Company's principal operation is to engage in private placement activity and advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective May 16, 2016 (Commencement of Operations).

2. Liquidity and Related Party Transactions

As the Company has earned no revenue, the Company relies on the Parent for support. The Parent has the financial wherewithal and intent to support the Company on an as needed basis. The Company has an expense sharing agreement with the Parent. Expenses such as consulting and travel are allocated to the Company as needed. There were no allocated expenses incurred for the year ended December 31, 2019 by the Company under this agreement. Approximately $90 is due from Parent at December 31, 2019 relating to 2018 expenses.

3. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

As shown in the accompanying financial statements, the Company incurred a net loss of approximately $111,000 and net cash of approximately $117,000 was used in operations during the year ended December 31, 2019. As of December 31, 2019, the Company's available cash approximated $26,000 and liabilities approximated $17,000. In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", management has determined that the Company's support from its Parent is sufficient to fund the working capital needs of the Company until the earlier of one year from the date of issuance of these financial statements or the occurrence of sufficient future revenue transactions.

Income Taxes

The Company is a C-corporation and accounts for income taxes in accordance with ASC 740. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized. As of December 31, 2019, the Company had a deferred tax asset, primarily related to its net operating loss, of approximately $111,000 and has recorded a full valuation allowance. Total federal, New York State and New York City NOLs are approximately $484,000.

3. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Approximately $373,000 of accumulated Federal NOL incurred in the years before 2019 which will expire in 20 years starting in 2036 through 2038 and approximately $160,000 which will be carry forwarded indefinitely.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, Accounting for Income Taxes, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. The Company's policy is to record interest and penalties associated with uncertain tax positions as a component of general and administrative expenses. As of December 31, 2019, the Company has not recorded any uncertain tax positions or interest and penalties.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and restricted cash

The following table provides a reconciliation of cash and restricted cash reported within the Statement of Financial Condition that sum to the total of the same such amounts shown in the Statement of Cash Flows at December 31, 2019 and December 31, 2018.

	December 31, 2019	December 31, 2018
Cash	$ 25,984	$ 32,209
Security deposit	4,125	4,500
Total cash and restricted cash shown in the statement of cash flows	$ 30,109	$ 36,709

4. Regulatory Net Capital Requirement

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was approximately $8,700 which was approximately $3,700 in excess of its minimum requirement of $5,000.

5. Concentration

The Company maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

6. Subsequent Events

The Company has evaluated subsequent events through February 14, 2020, the date the financial statements were available for issuance. On January 27, 2020 the Company fell below its net capital requirement. On February 4, 2020 the Company filed an out of capital notice and the Parent contributed $10,000 on February 6, 2020 to correct the deficiency. No other events or transactions would require recognition or disclosure in these financial statements.